Mail Stop 6010

November 29, 2007

Dr. Yang Zhao
President and Chief Executive Officer
MEMSIC, Inc.
One Tech Drive, Suite 325
Andover, MA 01810

> **Re:** **MEMSIC, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 21, 2007**
> **File No. 333-146377**

Dear Dr. Zhao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stock Based Compensation, page 47

1. We refer to the revisions made in response to prior comment four in our letter dated November 19, 2007. Please provide a quantitative analysis to support the difference between your fair value estimate of $11.70 as of September 30, 2007 compared to the proposed IPO range of $14.00 to $16.00 per share. Please quantify and provide the basis for any illiquidity discount. Additionally, clarify

how the superior rights and preferences of the preferred stock were considered in your determination of fair value as indicated on page 50.

2.   As a related matter, please tell us the fair value used to determine the value of stock options issued subsequent to September 30, 2007. Please also describe how that fair value was determined.   We see that you granted Dr. Zhao a total option award of 500,000 shares in October 2007.

3.   Please also quantify the significant items that resulted in the substantial increase of the fair value of your common stock from $7.64 per share at August 22, 2007 to $11.70 September 30, 2007.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Gregory G. H. Miao